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91222 (4/13)

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1.	Name of Insured	BNY Mellon Large Cap Securities Fund,Inc	BOND NUMBER

	Principal Address:	240 Greenwich Street	27708294
		New York, NY 10286
		(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m on 01/31/2025 to 12:01 a.m. on 01/31/2026.

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3.	Limit of Liability
Subject to Section 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$10,000,000	$50,000
Insuring Agreement B – AUDIT EXPENSE	$250,000	$5,000
Insuring Agreement C – ON PREMISES	$10,000,000	$50,000
Insuring Agreement D – IN TRANSIT	$10,000,000	$50,000
Insuring Agreement E – FORGERY OR ALTERATION	$10,000,000	$50,000
Insuring Agreement F – SECURITIES	$10,000,000	$50,000
Insuring Agreement G – COUNTERFEIT CURRENCY	$10,000,000	$50,000
Insuring Agreement H – STOP PAYMENT	$250,000	$25,000
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	$1,000,000	$25,000

OPTIONAL COVERAGES ADDED BY RIDER:

	Limit of Liability	Deductible
Insuring Agreement J – COMPUTER SYSTEMS	$10,000,000	$50,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$100,000	$10,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	$10,000,000	$50,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from.

Item 4.	Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
See attached riders.

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.	Premium Amount: $43,628.00
FHFC – Florida Hurricane Fund:
Total Premium: $43,628.00

Issue Date: 01/30/2025	By:
Authorized Representative

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and
(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)	Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

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(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

41206 (9/84)

(a)	counterfeited, or
(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c)	raised or otherwise altered, or lost, or stolen, or

(2)	through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account;

or loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

41206 (9/84)

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.	If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.	If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

41206 (9/84)

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS

AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)	"Employee" means:

(1)	any of the Insured's officers, partners, or employees, and
(2)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and
(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
(4)	guest students pursuing their studies or duties in any of the Insured's offices, and
(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and
(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and
(8)	those persons so designated in Section 15, Central Handling of Securities, and
(9)	any officer, partner or Employee of

a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record-keeper, or

41206 (9/84)

d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)	"Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	"Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d)	"Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	"Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

41206 (9/84)

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)	loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)	loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)	loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)	loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

41206 (9/84)

(k)	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)	loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)	any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

41206 (9/84)

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

41206 (9/84)

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d)	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or actsof any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

41206 (9/84)

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or
(b)	as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

41206 (9/84)

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b)	upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

41206 (9/84)

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,
(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
(d)	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and
(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

41206 (9/84)

Notification

CHANGE TO INSURER'S ADDRESS

Please be advised that all references to the address 175 Water Street, New York, NY 10038 contained in the Policy, Policy Declarations, riders, endorsements, and Policy notices are hereby deleted in their entirety and replaced with the following: 1271 Ave of the Americas FL 37, New York, NY 10020-1304

All other terms and conditions of the Policy remain the same.

141636 (5/21)

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

NOTICE OF CLAIM

(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.	Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c-claim@aig.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG Property Casualty, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)	“Notice of Claim Reporting” means “notice of claim/circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

99758 (8/08)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund, Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

AUTHORIZED REPRESENTATIVE

119679 (9/15)

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund, Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

FRAUDULENT TRANSFER INSTRUCTIONS COVERAGE

In consideration of the premium charged, it is agreed that:

1.	The following Insuring Agreement is added to this bond:

(FTI) FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1)	The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)	such Customer,

(b)	an Employee acting on instructions of such Customer; or

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)	The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)	For any transfer exceeding the Verification Threshold Amount set forth below, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)	The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

The Verification Threshold Amount applicable to this FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement is: $50,000.

127417 (11/17)

2.	Solely with respect to the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement, the following definitions shall apply:

(FTI-1)	“Certificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(i)	represented by a written instrument issued in bearer or registered form;

(ii)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(iii)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(FTI-2)	“Customer” means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.	It shall be a condition precedent to coverage under the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(FTI-1)	loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

(FTI-2)	loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(i)	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(ii)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.	The “Optional Insuring Agreements and Coverages” section of Item 3 of the Declarations of this bond is amended by adding the following at the end thereof:

	Limit of Liability	Deductible
Insuring Agreement (FTI)- FRAUDULENT TRANSFER INSTRUCTIONS	$10,000,000	$50,000

127417 (11/17)

6.	Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

127417 (11/17)

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund, Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

CANCELLATION AMENDATORY
(RETURN PRO RATA)

Wherever used herein: (1) “Policy” means the policy or bond to which this endorsement or rider is made part of; (2)“Insurer” means the “Insurer,” “Underwriter,” “Company” or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) “Named Entity” means the “Named Entity,” “Named Corporation,” Named Organization,” “Named Sponsor,” “Named Insured,” “First Named Insured,” “Insured’s Representative,” “Policyholder” or equivalent term stated in Item 1 of the Declarations; and (4) “Period” means the “Policy Period,” “Bond Period” or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

101036 (4/09)

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund, Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

PROTECTED INFORMATION EXCLUSION

(CARVEBACK)

This endorsement modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

In consideration of the premium charged, it is hereby understood and agreed that this policy does not cover loss resulting directly or indirectly from the: (i) "theft," disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1)	confidential or non-public; or

(2)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to loss of any money, securities or tangible property:

(a)	owned by the Insured;

(b)	held by the Insured in any capacity; or

(c)	owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss;

that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

115903 (10/13)

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund, Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

ICBB

It is agreed that:

1. /	This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2. /	Nothing contained here shall be held to vary, alter, waive or extend any of the term's, limitations, conditions, or agreements of the attached bond other than as above stated.

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

113022 (10/12)

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund, Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Product Name: ICBB

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

(VIT) VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Property from a Customer’s or Insured’s account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer;

(2)	an individual person who is a Customer of the Insured; or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Property, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

(i)	in order for coverage to apply under this Insuring Agreement, Voice Initiated Transfer must be received and processed in accordance with the Insured’s designated procedures. However, the isolated failure of the Insured to maintain and follow its designated procedures in a particular instance will not preclude coverage under this Insuring Agreement. Provided that the Insured is able to demonstrate that the procedures were being followed immediately before and after the occurrence.

In this Insuring Agreement:

(A)	Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such.

2.	In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

	Limit of Liability	Deductible
Insuring Agreement (VIT) - VOICE INITIATED TRANSFER FRAUD	$10,000,000	$50,000

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund, Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING AGREEMENT:

(L) AUTOMATED PHONE SYSTEM

Loss resulting directly from the Insured having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the INSURED shall maintain and follow all APS Designated Procedures with respect to APS Transactions. The isolated failure of the INSURED to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this INSURING CLAUSE subject to the exclusions herein and in the Bond.

2.	By adding to the DEFINITIONS SECTION, the following:

“Automated Phone System” or “APS” means an automated system which receives and converts to executable instructions transmissions over the telephone through use of a touch-tone keypad or other tone system or voice recognition system; and always excluding transmissions from a computer system or part thereof.

“APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

“APS Purchase” means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

“APS Redemption“ means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system.

“APS Election“ means any election concerning various account features available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system. These features include account statements. auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options. dividend sweep. telephone balance consent and change of address.

“APS Exchange“ means any exchange of shares in a registered account of one Fund into shares in an account with the same tax identification number and same ownership-type code of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an Individual caller through use of a telephone keypad or voice recognition system.

“APS Designated Procedures“ means all of the following procedures:

(1)	Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected to permit Telephone Redemptions.

(2)	Logging: All APS Purchases, Redemptions or Exchanges shall be logged or otherwise recorded and the records shall be retained for at least six (6) months.

(a)	Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)	Identity Test: The caller in any request for an APS Transaction, must first input his/her account number, the last four digits of his/her social security number, and finally, his/her personal identification number (“PIN”). It is proposed that in addition to this procedure, a customer may:

(i)	Begin by saying or pressing his/her account number, then say or press his/her PIN, or

(ii)	Begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly, say name of fund or account number (or press account number).

(iii)	Limited attempts to Enter PIN: If the caller fails to enter a correct PIN within (3) three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)	Written Confirmation: A written confirmation of any APS Purchase, Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: BNY MELLON INVESTMENT SERVICING, INC. and DST Systems, Inc., accesses the hardware housing the Mutual Fund On-Line system which effects transactions.

3.	By adding the following SECTION after Section 2, EXCLUSIONS:

This bond does not directly or indirectly cover under AUTOMATED PHONE SYSTEMS INSURING AGREEMENT any loss resulting from:

(L-1)	the redemption of shares, where the proceeds of such redemption are made payable to other than (i) the shareholder of record, or (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds;

(L-2)	the redemption of shares, where the proceeds of such redemption are paid by check mailed to an address that has been changed within thirty (30) days immediately preceding the redemption, unless (i) the change of address was signature guaranteed or (ii) the change of address was otherwise processed in accordance with APS Designated Procedures;

(L-3)	the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholders designated bank account of record; or

(L-4)	the intentional failure to adhere to one or more APS Designated Procedures.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund, Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amended Fidelity Agreement

(ELECTRONIC DAMAGE OR DESTRUCTION)

It is agreed that:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A) FIDELITY

(1) Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or not the Insured is liable thereof.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

Notwithstanding the foregoing, however, it is agreed that with regards to loss resulting directly or indirectly from loans and/or trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, “financial benefit” does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

It is agreed that in determining the amount of any loss payable under this bond, the Insured may include payments to individual Employees which are salaries, commissions, fees, bonuses, and the like, as part of such loss, provided that such payments have been solely as the result of the Employee having committed a dishonest or fraudulent act covered under this bond.

(2) Loss resulting directly from the malicious destruction of or the malicious damage to an Electronic Instructions, Electronic Data or Electronic Media in an Insured’s Computer System committed by an Employee, whether committed alone or in collusion with others, provided that any coverage afforded under this bond by virtue of this subparagraph (2) shall only apply to loss that is Restoration Costs.

140032  01/21

2.	Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this rider), the following definitions are added to the attached bond:

“Computer Systems” means:

(1)	computers with related peripheral components, including storage compartments wherever located including internet access or remote access to said Computer Systems,

(2)	systems and application software,

(3)	terminal devices,

(4)	related communication networks or customer communication systems including the internet, and

(5)	related electronic funds transfer systems that are currently utilized by the Insured.

As used herein, “the Insured’s Computer System” shall mean a Computer System operated by the Insured, whether owned or leased; or a Computer System identified in the application for this bond.

“Electronic Data” means facts or information converted to a form usable in Computer System and which is stored on Electronic Media for use by computer programs.

“Electronic Instruction” means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

“Electronic Media” means the magnetic tape, magnetic disk, optical disk or any other bulk media on which data is recorded.

“Loans” means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

“Restoration Costs” means Restoration Costs means reasonable and necessary costs or expenses incurred by the Insured with the Underwriter’s prior written consent to restore or repair an Insured’s damaged or destroyed Electronic Data, Electronic Instructions or Electronic Media; provided that if it is determined that such Electronic Data, Electronic Instructions or Electronic Media cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Underwriter’s prior written consent, to reach such determination.

Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1)	any costs related directly or indirectly to the damage or destruction of Electronic Data, Electronic Media or Electronic Instructions (or other software or programs) that the Insured did not have a license to use; or

(2)	any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data, Electronic Media or Electronic Instructions (or other software or programs).

“Trading” means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

140032  01/21

3.	Solely with respect to this rider, Section 5. VALUATION OF PROPERTY is amended by adding the following at the end thereof:

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media, or Electronic Instruction that is covered by this bond, the Underwriter’s liability under this Bond shall be limited to the cost to reproduce the Electronic Data, Electronic Media or Electronic Instructions from other Electronic Data, Electronic Media or Electronic Instruction of the same kind of quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Limit of Liability. In the event that any Electronic Data, Electronic Media or Electronic Instruction cannot be reproduced as outlined in this paragraph, the valuation of such Electronic Data, Electronic Media, or Electronic Instruction shall be those reasonable and necessary costs or expenses incurred by the Insured with the Underwriter’s prior consent to reach such determination that such Electronic Data, Electronic Media or Electronic Instruction cannot be reproduced.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities or other financial instruments having a value, then said loss will be valued as indicated in the Securities and other Property paragraphs of this Section.

In case of loss of, or damage to, Electronic Media used by the Insured that is covered by this bond, the Underwriter shall be liable under this bond only if replaced and then only for not more than the actual cost of replacing the damaged or destroyed media with blank media of a similar kind of quality.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

140032  01/21

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

It is agreed that:

1.	The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(DV) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data, Electronic Media or Electronic Instructions owned by the Insured or for which the Insured is legally liable while stored within the Insured’s Computer System if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data, Electronic Media or Electronic Instructions in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: with respect to the coverage provided under this Insuring Agreement, all covered Restoration Costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Electronic Data, Electronic Media or Electronic Instruction(s) is/are restored or repaired (or a determination has been made that such restoration or repair is impossible) shall be treated as a single “loss” and subject to the applicable Limit of Liability. Recurrence of destruction or damage after the Electronic Data, Electronic Media or Electronic Instruction(s) is/are restored or repaired shall constitute a separate single “loss”.

2.	The section of Item 3 of the Declarations entitled “Optional Insuring Agreements and Coverages” is amended by adding the following:

	Limit of Liability	Deductible
Insuring Agreement (DV) –DESTRUCTION OF DATA OR PROGRAMS BY VIRUS	$10,000,000	$50,000

3.	All the definitions stated in paragraph 2 of the Extended Computer Systems Rider of this bond shall also apply to the coverage granted under Insuring Agreement (DV).

4.	Solely with respect to the coverage provided by this rider, the following definition is added to the attached bond:

DV-1.	“Restoration Costs” means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data, Electronic Media or Electronic Instruction within a Computer System; provided that if it is determined that such Electronic Data, Electronic Media or Electronic Instructions cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination.

140064  01/21

Notwithstanding the foregoing or any other provision to the contrary, however, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1)	any costs related directly or indirectly to the damage or destruction of Electronic Data, Electronic Media, or Electronic Instructions (or other software or computer programs) that the Insured did not have a license to use; or

(2)	any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data, Electronic Media or Electronic Instructions (or other software or computer programs).

5.	It is further understood and agreed that all the exclusions stated in paragraph 3 of the Extended Computer Systems Rider of this bond shall also apply to the coverage granted under Insuring Agreement (DV).

6.	It is further understood and agreed that all the amendments to Section 5. VALUATION OF PROPERTY stated in paragraph 4 of the Extended Computer Systems Rider of this bond shall also apply to the coverage granted under Insuring Agreement (DV).

7.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

140064  01/21

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

It is agreed that

1.	The following Insuring Agreement is added to the bond:

(DH) DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

Special Condition

Under this Insuring Agreement, all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability shall be treated as a single loss and subject to the applicable Limit of Liability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate single Loss.

2.	With respect to Insuring Agreement (DH) Destruction of Data or Programs by Hacker, the following Definitions are added:

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

“Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

“Computer System” shall mean a “Computer System” covered under the terms of Insuring Agreement (J) (Computer Systems Fraud) of this bond.

3.	The section of Item 3 of the Declarations entitled “Optional Insuring Agreements and Coverages” is amended by adding the following:

	Limit of Liability	Deductible
Insuring Agreement (DH) - DESTRUCTION OF DATA OR PROGRAMS BY HACKER	$10,000,000	$50,000

140062  1/21

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

140062  1/21

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB            COMPUTER SYSTEMS FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

(J)	COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within any Computer System used by the Insured;

provided that the fraudulent entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, “fraudulent entry or change” shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.	In addition to the Conditions and Limitations in this bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(CSF-A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

(CSF-B)	Computer System means:

(1)	computers with related peripheral components, including storage compartments wherever located including internet access or remote access to said Computer System,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communication networks or customer communications systems including the internet, and

(5)	related electronic funds transfer systems that is currently utilized by the Insured,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

(CSF-C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

132744  05/19

EXCLUSIONS

This bond shall not cover:

(CSF-A)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the other liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(CSF-B)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal.

(CSF-C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing.

(CSF-D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism; provided, however, this exclusion shall only apply to loss sustained in that customer’s account.

(CSF-E)	loss resulting directly or indirectly from the theft of confidential information provided, however, that this exclusion shall not apply to any loss otherwise covered under Insuring Agreement A in which a password was used, and said password is the confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a single loss and subject to the applicable Limit of Liability listed in Item 3 of the Declarations. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a single loss and subject to the applicable Limit of Liability listed in Item 3 of the Declarations.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

132744  05/19

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amended Audit Expense

It is agreed that:

1.	Audit Expense Insuring Agreement (B) is hereby deleted and replaced with the following:

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees or any other Insuring Agreements included in this bond. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amended Counterfeit Currency

It is agreed that:

1.	INSURING AGREEMENT (G) is deleted in its entirety and replaced by the following:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit money orders or altered paper currency or coin of the United States of America, Canada or any other country.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amended Forgery Or Alterations

It is agreed that:

1.	Insuring Agreement (E) is hereby deleted in it’s entirety and replaced with the following:

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer or Employee of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

It is agreed that:

1.	By adding to Section 2 Exclusions – the following:

(n)	loss resulting from or in connection with acceptance of a Third Party Check, unless the entity which receives such check maintains and proceeds in accordance with the Insured’s Designated Procedures. This Exclusion does not apply to Insuring Agreement A – FIDELITY.

2.	The following is added to Section 1, DEFINITIONS:

(f)	Third Party Check means a check made payable to one party and offered as payment to another party.

3.	A Deductible amount of $200,000 will apply to any one loss as respects Third Party Checks.

AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

EXTENDED COMPUTER SYSTEMS

It is agreed that this bond is amended as follows:

1. By adding the following INSURING AGREEMENT:

(ECS) EXTENDED COMPUTER SYSTEMS

A.	Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1)	the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within the Insured’s Computer System; or

(2)	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instruction stored within the Insured’s Computer System.

B.	Electronic Communication

Loss resulting directly from the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

(1)        an Electronic Communication System,

(2)        an automated clearing house or custodian, or

(3)        a Telex, TWX, or similar means of communication,

directly into the Insured’s Computer System or Communication Terminal, and fraudulently purport to have been sent by a Customer automated clearing house, custodian, or financial institution but which communications were either not sent by said Customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured’s Computer Systems or Communication Terminal.

C.	Electronic Transmission

Loss resulting directly from a Customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any Property, established any credit, debited any account or given any value on the faith of any Electronic Communications, purporting to have been directed by the Insured to such Customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of Property, which communications were transmitted through:

(1)        an Electronic Communication System,

(2)        an automated clearing house or custodian, or

(3)        a Telex, TWX, or similar means of communication,

directly into the Insured’s Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured’s Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.

140024  01/21

2.	By adding to Section 1. DEFINITIONS, solely with respect to Insuring Agreement (ECS), the following:

ECS-1.	“Communication Terminal” means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically, Communication Terminal does not mean a telephone.

ECS-2.	“Computer System(s)” means:

(1)	computers with related peripheral components, including storage compartments wherever located including internet access or remote access to said Computer Systems,
(2)	systems and application software,
(3)	terminal devices,
(4)	related communication networks or customer communication systems including the internet, and
(5)	related electronic funds transfer systems that are currently utilized by the Insured.

As used herein, “the Insured’s Computer System” shall mean a Computer System operated by the Insured, whether owned or leased; or a Computer System identified in the application for this bond.

ECS-3.	“Customer” means any entity or individual which has a written contract or agreement with the Insured for the purpose of the Insured providing professional services.

ECS-4.	“Electronic Communication System” means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication system, and Internet access facilities.

ECS-5.	“Electronic Data” means facts or information converted to a form usable in Computer System and which is stored on Electronic Media for use by computer programs.

ECS-6.	“Electronic Instruction” means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

ECS-7.	“Electronic Media” means the magnetic tape, magnetic disk, optical disk or any other bulk media on which data is recorded.

140024  01/21

3.	By adding the following to Section 2. EXCLUSIONS of the bond:

It is further understood and agreed that notwithstanding any provision to the contrary, this bond does not cover:

(1)	any costs related directly or indirectly to the damage or destruction of Electronic Data, Electronic Media, or Electronic Instructions (or other software or computer programs) that the Insured did not have a license to use; or

(2)	any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data, Electronic Media or Electronic Instructions (or other software or computer programs).

It is further understood and agreed that Insuring Agreement (ECS) does not cover:

(ECS-A)	loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, Securities, documents or other written instruments used as source documentation in the preparation of Electronic Data:

(ECS-B)	loss of negotiable instruments, Securities, documents or other written instruments except as converted to Electronic Data and then only in that converted from;

(ECS-C)	loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

(ECS-D)	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communications System by a person who has authorized access from a Customer to that Customer’s authentication mechanism, provided however, this exclusion shall only apply to loss sustained in that particular Customer’s account;

(ECS-E)	liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

(ECS-F)	loss resulting directly or indirectly from:

(1)	written instruction unless covered under this Insuring Agreement; or

(2)	instruction by voice over the telephone, unless covered under this Insuring Agreement.

(ECS-G)	loss resulting directly or indirectly from the input data into a Computer System terminal, either on the premises of the Customer of the Insured or under the control of such a Customer by a Customer or other person who had authorized access to the Customer’s authentication mechanism, provided, however, this exclusion shall only apply to loss sustained in that particular Customer’s account.

140024  01/21

4.	By adding to Section 5. VALUATION OF PROPERTY the following:

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media, or Electronic Instruction that is covered by this bond, the Underwriter’s liability under this Bond shall be limited to the cost to reproduce the Electronic Data, Electronic Media or Electronic Instructions from other Electronic Data, Electronic Media or Electronic Instruction of the same kind of quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Limit of Liability. In the event that any Electronic Data, Electronic Media or Electronic Instruction cannot be reproduced as outlined in this paragraph, the valuation of such Electronic Data, Electronic Media, or Electronic Instruction shall be those reasonable and necessary costs or expenses incurred by the Insured with the Underwriter’s prior consent to reach such determination that such Electronic Data, Electronic Media or Electronic Instruction cannot be reproduced.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities or other financial instruments having a value, then said loss will be valued as indicated in the Securities and other Property paragraphs of this Section.

In case of loss of, or damage to, Electronic Media used by the Insured that is covered by this bond, the Underwriter shall be liable under this bond only if replaced and then only for not more than the actual cost of replacing the damaged or destroyed media with blank media of a similar kind of quality.

5.	The section of Item 3 of the Declarations entitled “Optional Insuring Agreements and Coverages” is amended by adding the following:

	Limit of Liability	Deductible
Insuring Agreement (ECS) – EXTENDED COMPUTER SYSTEMS	$10,000,000	$50,000

6.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

140024 01/21

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

It is agreed that:

1.	The definition of “Employee” in Section 1. DEFINITIONS of this bond is amended to include the following individuals identified below as indicated by a check in the corresponding box:

EMPLOYEES (coverage included ONLY if box checked)
(10) non-fund soliciting volunteer workers while working under the direction and control of the Insured;	x
(11) employees of [s insert entity(ies) name(s) providing personnel] performing work duties for [s insert entity(ies) name(s) receiving services from personnel];
(12) non-compensated officers,directors or trustees while performing duties as an employee;	x
(13) interns or independent contractors of the Named Insured;	x

(14) Consultants (as defined below), but only while:

●    A consultant retained by the Insured and an Employee of such consultant while either is performing consulting services for the Insured pursuant to a written agreement.

x
(15) retired employees employed on a consulting, contingent or part-time basis;	x
(16) former employees for up to sixty (60) days after termination, provided termination was not due to a loss covered by the bond;	x
(17) any employee on an approved leave of absence or military deployment;	x
(18) any employee who has been granted a waiver of a prior dishonesty situation by any insurer providing a Financial Institution Bond or similar type of coverage for the Insured;	x

(19) a person who is a registered representative or a registered principal associated with an Insured, except a:

●    sole proprietor,

●    sole stockholder,

●    director or trustee of an Insured who is not performing acts coming within the scope of the usual duties of an  officer or an employee, or

●    partner;

142931  01/22

(20) each natural person, partnership or corporation authorized under written contract with the Insured to design, prepare, supply or service electronic computer instructions for computer systems of the Insured, herein called independent software contractor; each such independent software contractor and the partners, officers and employees of such independent software contractor shall, collectively, be deemed to be one employee for all the purposes of the bond, excepting, however, the second paragraph of Section 13. TERMINATION of this bond;
(21) a natural person leased to the Insured by a labor leasing firm under a written agreement between the Insured and the firm, to perform duties related to the conduct of the Insured’s business;	x
(22) temporary or part-time workers; and	x

(23) any partner,officer or employee of an investment adviser,an underwriter (distributor), a transfer agent or shareholder accounting record keeper or an administrator, sub-advisor or sub-administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an offer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

x

2.	For the purposes herein, Employees of one Insured are considered Employees of all Insureds.

3.	As used herein, “Consultant” means a professional consultant under contract, either directly or through such consultant’s company or firm, with the Insured to provide solely consulting services to the Insured and Consultant is under the supervision, direction and control of the Insured.

4.	In Section 1. DEFINITIONS of this bond, the definition of “Employee,” is amended by deleting subparagraph (9) in its entirety and replacing it with the following:

(9) any officer, partner or Employee of

a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record-keeper, or
d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company shall be included within the definition of Employee.

142931  01/22

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

5.	Nothing contained here shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

142931  01/22

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amended Insuring Agreement (I) Uncollectible Items Of Deposit

(NATIONAL UNION REEQUIREMENT REMOVED)

In consideration of the premium charged, it is hereby understood and agreed that INSURING AGREEMENT (I), UNCOLLECTIBLE ITEMS OF DEPOSIT is deleted in its entirety and replaced with the following:

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the data a deposit was first credited to any Insured Fund(s).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

142932  01/22

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

General Agreement A Amended Rider

(ACQUISITION THRESHOLD—VARIABLE)

It is agreed that:

1.	General Agreement A. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION OR MERGER-NOTICE of the GENERAL AGREEMENTS Clause is amended by adding the following to the end thereof:

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current Bond Period provided that:

(a)	the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than 15% percent of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

(b)	the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory-assisted transaction;

(c)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and

(d)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 3 of the Declarations during the preceding three (3) years.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

142933 01/22

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amend Section 1, Definitions, Property

(UNCERTIFICATED SECURITIES, DATA PROCESSING RESTORATION COSTS PROVISION)

It is agreed that:

1.	In consideration of the premium charged, it is hereby understood and agreed that in Section 1. DEFINITIONS, (b), “Property” is deleted in its entirety and replaced with the following:

(b) “Property” means money (i.e., currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, uncertificated securities, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including electronic representations of such instruments enumerated above (not including data processing records; provided however, that the cost associated with the reconstruction of data processing records shall be reimbursed to the extent coverage for the Restoration Costs (as defined) for such records is specifically provided in this bond) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

142930 01/22

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amend Section 2, Exclusion (H)

(INTEREST OR DIVIDENDS)

It is agreed that:

1.	Exclusion (h) of Section 2. EXCLUSIONS is deleted in its entirety and replaced by the following:

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except accrued interest or dividends for which the Insured is legally liable to a customer or other third party or as included under Insuring Agreement (I).

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

142929 01/22

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Section 2, Exclusions (J), Amend

In consideration of the premium charged, it is hereby understood and agreed that SECTION 2, EXCLUSIONS, (j) is deleted in its entirety and replaced with the following:

j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, except when covered under Insuring Agreement (A). or

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Section 2, Exclusions (M)

In consideration of the premium charged, it is hereby understood and agreed that SECTION 2, EXCLUSIONS, (m) is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

(POSITIONS OF KNOWLEDGE)

In consideration of the premium charged, it is hereby understood and agreed that Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the TERMS AND CONDITIONS of the attached bond is deleted in its entirety and replaced with the following:

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss by the Insured, the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery of loss by the Insured occurs when the Specified Insured Personnel

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

As used herein “Specified Insured Personnel” mean any of the personnel listed in the schedule below:

SPECIFIED INSURED PERSONNEL

The BNY Mellon Insurance Manager, Senior Counsel of BNY Mellon Investment Adviser, Inc. with insurance responsibilities, or Counsel of BNY Mellon Investment Adviser, Inc. with insurance responsibilities.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amend Section 5, Valuation of Property

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 5. VALUATION OF PROPERTY is amended by adding the following paragraph:

Any loss of money, or loss payable in money, shall be paid, at the option of the Insured, in the money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof as determined at the rate of exchange as published in the Wall Street Journal at the time of discovery of loss.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amend Section 11. Other Insurance

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 11. OTHER INSURANCE is deleted in its entirety and replaced with the following:

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is excess of the amount of such other insurance or suretyship but will remain primary to the Comprehensive Crime Bond program of The Bank of New York Mellon Corporation led by primary bond FINFW1900615 (12/01/2019 to 12/01/2020) including renewals and replacements thereof.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amend Section 13. Termination

(POSITIONS WITH KNOWLEDGE, PRIOR DISHONESTY
WITH REINSTATEMENT AVAILABLE)

In consideration of the premium charged, it is hereby understood and agreed that SECTION 13. TERMINATION of the TERMS AND CONDITIONS of this bond is deleted in its entirety and replaced with the following:

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 60 days by the Insured, or 60 days, if by the Underwriter, after written notice has been given to the Securities and Exchange Commission, Washington D.C.

This Bond shall terminate

(a)	as to any Employee as soon as any Specified Insured Personnel, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b)	as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that any Specified Insured Personnel who is not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

(d)	In the event that any Specified Insured Personnel learns of a prior dishonest or fraudulent act committed by a current or prospective Employee, provided the amount involved is less than $10,000, the coverage is automatically reinstated provided that all Specified Insured Personnel unanimously agree in writing to the reinstatement.

Manuscript

Notwithstanding anything set forth above, the Underwriter agrees that this bond shall continue to apply in respect of those Employees for whom a written waiver of a prior dishonest or fraudulent act was granted under any prior bond.

As used herein, “prior dishonest or fraudulent act” means an act which shows a want of integrity or breach of trust, including but not limited to an act in disregard of an employer’s interest.

As used herein, “Specified Insured Personnel” means any of the personnel of the Insured listed in the schedule below:

SPECIFIED INSURED PERSONNEL

The BNY Mellon Insurance Manager, Senior Counsel of BNY Mellon Investment Adviser, Inc. with insurance responsibilities, or Counsel of BNY Mellon Investment Adviser, Inc. with insurance responsibilities.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amend Section 15, Central Handling of Securities

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 15. CENTRAL HANDLING OF SECURITIES is deleted in its entirety and replaced with the following:

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, or any similar recognized depository, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, or any similar recognized exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

(POSITIONS OF KNOWLEDGE/DISCOVERY)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.	In SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED of the TERMS AND CONDITIONS of this bond, subparagraph (d) is deleted in its entirety and replaced with the following:

(d)	knowledge possessed or discovery made by any Specified Insured Personnel shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

2.	As used herein, “Specified Insured Personnel” means any of the personnel of the Insured listed in the schedule below:

SPECIFIED INSURED PERSONNEL

The BNY Mellon Insurance Manager, Senior Counsel of BNY Mellon Investment Adviser, Inc. with insurance responsibilities, or Counsel of BNY Mellon Investment Adviser, Inc. with insurance responsibilities.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Amend Section 17. Notice and Change of Control

(POSITIONS OF KNOWLEDGE, NOTICE PERIOD)

In consideration of the premium charged, is it hereby understood and agreed that Section 17. NOTICE AND CHANGE OF CONTROL of the CONDITIONS AND LIMITATIONS of this bond is deleted in its entirety and replaced with the following:

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the obtaining of knowledge by the BNY Mellon Insurance Manager, Senior Counsel of BNY Mellon Investment Adviser, Inc. with insurance responsibilities, or Counsel of BNY Mellon Investment Adviser, Inc. with insurance responsibilities, of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within sixty (60) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Claims Expense Endorsement

In consideration of the premium charged, it is hereby understood and agreed that:

1.	The bond is amended by adding Insuring Agreement (CE) to the bond as follows:

(CE) CLAIMS EXPENSE

Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss exceeding $50,000 that is covered under Insuring Agreements A, B, C, D, E, F, G, H, and/or I and any other valid coverage added by rider. If no loss is established thereunder, then the Insured will bear all such expenses. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter.

2.	Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) is hereby deleted in its entirety.

3.	The section of Item 3 of the Declarations entitled “Optional Insuring Agreements and Coverages” is amended by adding the following:

Insuring Agreement (CE) - CLAIMS EXPENSE	$100,000	$10,000

4.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Unauthorized Signatures

In consideration of the premium charged, it is hereby understood and agreed that:

1.	The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

(US) UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as an authorized signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.	The section of Item 3 of the Declarations entitled “Optional Insuring Agreements and Coverages” is amended by adding the following:

	Limit of Liability	Deductible
Insuring Agreement (US) - UNAUTHORIZED SIGNATURES	$100,000	$10,000

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

Omnibus Named Insured

(BNY MELLON)

It is agreed that:

1.	In addition to the entity listed in Item 1 of the Declaration page, the term “Insured” as used in the attached bond is amended (provided such amendment is permitted by law) to include:

(i)	any interest now or hereafter owned or controlled by the Insured, provided any such interest so included as Insured under this bond by reason of this rider must be more than 50% owned or controlled by the Insured and subject to the provisions of General Agreement A as amended; and

(ii)	any entity set forth in the list of investment companies submitted to Underwriter as of the bond’s effective date and any investment company now existing or hereafter created or acquired during the Bond Period, which is advised, sub-advised and/or administered by BNY Mellon Investment Adviser, Inc. or any entity now or hereafter majority owned or management controlled by BNY Mellon Investment Adviser, Inc., subject to General Agreement A, shall be added to the attached bond as an additional joint insured. As used herein, the term “majority owned” shall mean ownership of greater than fifty percent (50%) of the total equity interest of such entity and the term “management control” shall mean the right to elect, appoint or designate a majority of the board of directors, management committee or management board of an entity that is not majority owned.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

Manuscript

This rider, effective at 12:01 AM 01/31/2025 forms a part of

Policy number: 27708294

Issued to: BNY Mellon Large Cap Securities Fund,Inc

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

AUTOMATIC FUND COVERAGE AND LIMIT INCREASE RIDER

In consideration of the premium charged, it is hereby understood and agreed that:

1.	If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2.	If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Rule 17g-1 of the Investment Company Act of 1940, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, then such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

Manuscript

Exhibit A
Chubb Group of Insurance Companies			DECLARATIONS
202B Hall’s Mill Road			FINANCIAL INSTITUTION
Whitehouse Station, NJ 08889			EXCESS BOND FORM E

NAME OF ASSURED:			Bond Number: 82307667
BNY MELLON LARGE CAP SECURITIES FUND, INC.			FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
240 GREENWICH STREET			a stock insurance company, herein called the COMPANY
NEW YORK, NY 10286
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on January 31, 2025
		to	12:01 a.m. on January 31, 2026
ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $0
ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY:		$15,000,000 excess of $10,000,000
ITEM 4.	DEDUCTIBLE AMOUNT: $ None
ITEM 5.	PRIMARY BOND:
	Insurer:		National Union Fire Insurance Company of Pittsburgh, PA
	Form and Bond No.		Investment Company Blanket Bond / Bond No. 27708294
	Limit		$10,000,000
	Deductible:		$50,000
	Bond Period:		January 31, 2025 - January 31, 2026

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER:
N/A
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
N/A
ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 5
IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 2

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and

	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification	A.	If after the inception date of this bond the Primary Bond is changed or modified,
Of Primary Bond		written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made	B.	The ASSURED represents that all information it has furnished to the COMPANY
By Assured		for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed thirty (30) days after the ASSURED receives notice, of any legal
Assured - Election To		proceeding brought to determine the ASSURED’S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of			If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against			costs and attorneys’ fees incurred by the COMPANY and any settlement or
Assured - Election To			judgment on that part defended by the COMPANY shall be a loss under this bond.
Defend			The COMPANY’S liability for court costs and attorneys’ fees incurred in defending
(continued)			all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.
If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1	.	As used in this bond:
			a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the
Underlying Bonds.

			b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.

			c.	Single Loss means all covered loss, including court costs and attorneys’
fees incurred by the COMPANY under General Agreement C., resulting from:
(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or
(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or
(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or
(4) any one event not specified above, in c.(1), c.(2) or c.(3).

			d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And
Limitations
(continued)

Limit Of Liability	2	.	The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT
OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made
Aggregate Limit Of			under the terms of this bond shall reduce the unpaid portion of the AGGREGATE
Liability			LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

			a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and

			b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been
exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of	The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS
Liability	LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3	.	This bond applies only to loss first discovered by the ASSURED during the BOND
PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

			a.	facts which may subsequently result in a loss of a type covered by this bond,
or

			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible
Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-	4	.	In the event of a payment under this bond, the COMPANY shall be subrogated to
Recovery			all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

Conditions And
Limitations

Subrogation-Assignment-			Recoveries, whether effected by the COMPANY or by the ASSURED, shall be
Recovery			applied net of the expense of such recovery, first, to the satisfaction of the
(continued)			ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5	.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:
			a.	submit to examination by the COMPANY and subscribe to the same under oath, and
			b.	produce for the COMPANY’S examination all pertinent records, and
			c.	cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6	.	This bond terminates as an entirety on the earliest occurrence of any of the following:
			a.	sixty (60) days after the receipt by the ASSURED of a written notice from the
COMPANY of its decision to terminate this bond, or
			b.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this bond, or
			c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or
			d.	immediately on the dissolution of the ASSURED, or
			e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or
			f.	immediately on expiration of the BOND PERIOD, or
			g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7	.	If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And
Limitations
(continued)

Change Or Modification	8	.	This bond or any instrument amending or affecting this bond may not be changed
Of This Bond			or modified orally. No change in or modification of this bond shall be effective
			except when made by written endorsement to this bond signed by an Authorized
			Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

	FEDERAL INSURANCE COMPANY
	Endorsement No.	1
	Bond Number:	82307667

_ NAME OF ASSURED: BNY MELLON LARGE CAP SECURITIES FUND, INC.
AMENDED DEDUCTIBLE/DROP DOWN ENDORSEMENT
It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the
DECLARATIONS, in its entirety and substituting the following:
"ITEM 4. DEDUCTIBLE AMOUNT
a.	$50,000, plus any unpaid portion of the AGGREGATE LIMIT OF LIABILITY of the
	Underlying Bonds on the date of payment of any Single Loss under this bond.
b.	The ASSURED shall notify the COMPANY immediately of any payment made or
	intended to be made under any of the Underlying Bonds.
c.	This bond shall drop down but only by the amount paid under the Underlying Bonds."

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2025.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 17, 2025

FEDERAL INSURANCE COMPANY

				Endorsement No.	2

				Bond Number:	82307667

NAME OF ASSURED: BNY MELLON LARGE CAP SECURITIES FUND, INC.

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this bond is amended as follows:

1	.	By deleting paragraph a. in its entirety from Section 6., Termination, and substituting the following:

		"a.	TERMINATION BY THE COMPANY

BONDS IN EFFECT SIXTY (60) DAYS OR LESS

If this bond has been in effect for less than sixty (60) days and if it is not a renewal bond, the
COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

The COMPANY may, however, terminate this bond by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination if the COMPANY cancels for:

			(1)	Nonpayment of premium;

			(2)	Conviction of a crime arising out of acts increasing the hazard insured against;

			(3)	Discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim thereunder;

			(4)	Violation of any provision of this bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

			(5)	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this bond was issued or last renewed; or material change in the nature or extent of this bond occurring after issuance or last annual renewal anniversary date of this bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this bond was issued or last renewed;

			6)	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

			(7)	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Excess Bond
Form 17-02-1067 (Rev. 9-93)	Page 1

BONDS IN EFFECT MORE THAN SIXTY (60) DAYS
If this bond has been in effect for sixty (60) days or more, or if it is a renewal of a bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination. Furthermore, when the bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in a. (1)-(7) above.
NOTICE OF TERMINATION
Notice of termination under this Section a. shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this bond. The COMPANY, however, may deliver any notice instead of mailing it.
RETURN PREMIUM CALCULATIONS
The COMPANY shall refund the unearned premium computed pro rata if this bond is terminated by the COMPANY."
2	.	It is further understood and agreed that for the purposes of Section 6., Termination, any occurrence listed in Parts (d), (e) or (f) of that Section shall be considered to be a request by the ASSURED to immediately terminate this bond.
3	.	By adding a new Section reading as follows:
"Section 9. Election To Conditionally Renew / Nonrenew This Bond
		A.	CONDITIONAL RENEWAL
If the COMPANY conditionally renews this bond subject to:
			1	.	Change of limits of liability;
			2	.	Change in type of coverage;
			3	.	Reduction of coverage;
			4	.	Increased deductible;
			5	.	Addition of exclusion; or
			6	.	Increased premiums in excess of 10%, exclusive of any premium increased due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in B. NOTICES OF
NONRENEWAL AND CONDITIONAL RENEWAL immediately below.
		B.	NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL
			1	.	If the COMPANY elects not to renew this bond, or to conditionally renew this bond as provided in Section A. herein, the COMPANY shall mail or deliver written notice to the
ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:
(a) The expiration date; or
(b) The anniversary date if this bond has been written for a term of more than one year.

Excess Bond
Form 17-02-1067 (Rev. 9-93)	Page 2

		2	.	Notice shall be mailed or delivered to the ASSURED at the address shown on the
DECLARATIONS of this bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

		3	.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the bond has been replaced or is no longer desired."

4	.	By adding a new Section reading as follows:

"Section 10. Other Insurance

If there is any other valid and collectible insurance which would apply in whole or in part in the absence of this bond, then the COMPANY shall not be liable under this bond for a greater proportion of any loss than the proportion that the available limit of liability under this bond bears to the total applicable limit of liability of all valid and collectible insurance against such loss."

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2025.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 17, 2025

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: January 31, 2025	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 3
To be attached to and
form a part of Bond No. 82307667

Issued to: BNY MELLON LARGE CAP SECURITIES FUND, INC.

AMENDING REPRESENTATIONS MADE BY ASSURED ENDORSEMENT
In consideration of the premium charged, it is agreed that this bond is amended by deleting in its entirety General
Agreement B., Representations Made By Assured, and substituting the following:
B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.
Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact by the
ASSURED to the COMPANY shall be grounds for rescission of this bond.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-393 (11/2019)

290966

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 31, 2025	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	4
	To be attached to and
	form a part of Bond No.	82307667
Issued to: BNY MELLON LARGE CAP SECURITIES FUND, INC.

FOLLOW FORM ENDORSEMENT

In consideration of the premium charged, it is agreed that:
(1)	Coverage under this bond shall only apply in conformance with the terms and conditions of the following endorsements of the Primary Bond.

(2)	Accordingly, no coverage will be available for the Coverage Exceptions to the Primary Bond set forth in
	ITEM 6., of the DECLARATIONS of this bond, and such exceptions shall be inapplicable to this bond.
	The Company shall not be liable to the ASSURED or to any other person or entity claiming through or
	in the name or right of the ASSURED for any loss or other liability based on, arising out of, directly or
	indirectly resulting from, in consequence of, or in any way involving the coverage otherwise afforded in such Coverage Exceptions.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-688 (04/2009)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: January 31, 2025	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 5
To be attached to and
form a part of Policy No. 82307667

Issued to: BNY MELLON LARGE CAP SECURITIES FUND, INC.
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

Exhibit B

301 E. Fourth St., Cincinnati, OH 45202	Your Great American Insurance Policy ®

0790FIC (01/24) © 2024 Great American Insurance Company	800-545-4269
GAIG.com

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015466

IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

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015466

FXS 11 01 05 14

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

GREAT AMERICAN INSURANCE COMPANY
(herein called UNDERWRITER)

Bond No.:	XSC 2638583 23
Named Insured:	BNY Mellon Large Cap Securities Fund, Inc. (herein called Insured)

Address:	240 Greenwich Street New York, NY 10286

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the INSURED, and subject to the terms and conditions of the underlying coverage scheduled in Item 3. below, as excess and not contributing insurance, agrees to pay the INSURED for loss which:

(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in Item 3., and

(b)	for which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's(s) liability.

Item 1.	Bond Period: from 12:01 a.m. on	01/31/2025 to 12:01 a.m. on 01/31/2026
(inception) (expiration)

Item 2.	Single Loss Limit of Liability at Inception: Aggregate Limit of Liability at Inception: Coverage(s) Provided:	$ 75,000,000 $ Not Applicable

Investment Company Blanket Bond Insuring Agreements: Fidelity, On Premises, In Transit, Forgery or Alteration, Securities, Counterfeit Currency, Computer Systems Fraud, Extended Computer Systems, Automated Telephone Systems, Fraudulent Transfer Instructions, Destruction of Data by Hacker, Destruction of Data by Virus, and Voice Initiated Transfer Fraud.

Item 3.	Underlying Coverage Schedule:

A)	Company:	National Union Fire Insurance Company of Pittsburgh, PA
	Single Loss Limit:	$ 10,000,000
	Deductible Amount:	$ 50,000
	Bond Number:	27708294
	Bond Period:	from 12:01 a.m. on 01/31/2025 to 12:01 a.m. on 01/31/2026

FXS 11 01 05 14	(Page 1 of 2)

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B)	Company:	Federal Insurance Company
	Single Loss Limit:	$ 15,000,000
	Attachment Point:	$ 10,000,000
	Bond Number:	82307667
	Bond Period:	from 12:01 a.m. on 01/31/2025 to 12:01 a.m. on 01/31/2026

Item 4.	Coverage provided by this Bond is subject to the following attached Rider(s): 1,2,3 and 4.

Item 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. XSC 2638583 22, the cancellation to be effective at the same time this Bond become effective.

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FXS 11 02 05 14

RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S)

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: XSC 2638583 23

In favor of: BNY Mellon Large Cap Securities Fund, Inc.

It is agreed that:

1.	Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s).

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 01/31/2025 standard time.

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RIDER NO. 2

QUOTA-SHARE RIDER

To be attached to and form part of the Financial Institution Excess Follow Form Certificate

Bond No.: XSC 2638583 23

In favor of: BNY Mellon Large Cap Securities Fund, Inc.

Issued by: Great American Insurance Company (hereinafter called Controlling Company)

It is agreed that:

1.	The term "Underwriter" as used in the attached Bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached Bond.

2.	Each of said Companies shall be liable only for such proportion of any loss under the attached Bond as the amount underwritten by such Company, as specified in the Schedule forming a part hereof, bears to the aggregate amount of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee or Insured, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee or Insured, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee or Insured.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	If the attached Bond be terminated or cancelled as an entirety as herein provided or in any other manner, there shall be no liability under the attached Bond for any loss unless discovered prior to the expiration of that period after 12:01 a.m. on the effective date of such termination or cancellation which equals the period fixed in the attached Bond for the discovery of loss after such termination or cancellation. If, prior to the termination or cancellation of the attached Bond as an entirety, the attached Bond be terminated or cancelled as herein provided as to any Company, there shall be no liability under the attached Bond on the part of such Company for any loss unless discovered prior to the expiration of that period after 12:01 a.m. on the effective date of such termination or cancellation which equals the period fixed in the attached Bond for the discovery of loss after the termination of the attached Bond as an entirety.

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9.	In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the aggregate amount of the attached Bond.

10.	In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

11.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

12.	This Rider shall become effective as of 12:01 a.m. on 01/31/2025 standard time.

Schedule

Underwritten for a 33.34% share up to a maximum	Great American Insurance Company
Single Loss Limit of $25,000,000	(Controlling Company)

By:
Authorized Representative

Underwritten for a 26.66% share up to a maximum	Berkley Regional Insurance Company

Single Loss Limit of $20,000,000

Aggregate Limit of $

By:
Authorized Representative

Underwritten for a 20.0% share up to a maximum	Continental Insurance Company

Single Loss Limit of $15,000,000

Aggregate Limit of $

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By:
Authorized Representative

Underwritten for a 13.34% share up to a maximum	Colonial American Casualty & Surety Company

Single Loss Limit of $10,000,000
Aggregate Limit of $

By:
Authorized Representative

Underwritten for a 6.66% share up to a maximum	U.S. Specialty Insurance Compnay

Single Loss Limit of $5,000,000

Aggregate Limit of $

By:
Authorized Representative

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THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

RIDER NO. 3

NEW YORK AMENDATORY

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: XSC 2638583 23

In favor of: BNY Mellon Large Cap Securities Fund, Inc.

It is agreed that:

1.	It is hereby understood and agreed that, notwithstanding anything in this Rider to the contrary, with respect to such insurance as is afforded by this Rider, the terms of this Rider, as respects coverage for operations in the State of New York, shall conform to the coverage requirements of the applicable insurance laws of the State of New York, or the applicable regulations of the New York Department of Financial Services; provided, however, that the company's limit of liability, as stated in this Rider, shall be excess of the limits of liability of any underlying insurance, or self-insurance, as stated in the Declarations, or in any rider attached hereto.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 01/31/2025 standard time.

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RIDER NO. 4

EXCLUDE ALL NON - FUNGIBLE TOKENS

To be attached to and form part of FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

Bond No.: XSC 2638583 23

In favor of: BNY Mellon Large Cap Securities Fund, Inc.

In consideration of the premium charged, it is agreed that the Bond is amended as follows:

1.	It is agreed that this bond does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit that arises out of, is in any way related to, or involves, in whole or in part, any Non-Fungible Token. All coverage for Non-Fungible Tokens is excluded from all Insuring Agreements.

Non-Fungible Token, also known as “NFT,” means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item. However, the definition of Non-Fungible Token does not mean or include Cryptocurrency.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 01/31/2025 standard time.

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FI 73 41 04 17

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009

FI 73 41 04 17	(Page 1 of 1)

Exhibit C

Fidelity Bond

RESOLVED, that it is the determination of the Fund's Board at this meeting, including a majority of independent Board members, that the joint insured fidelity bonds (collectively, the "Bond") written by the following respective entities in the following amounts:

Name of Fidelity Insurer	Amount of Coverage
National Union Fire Insurance Company of Pittsburgh, Pa. (AIG)	$10,000,000

Federal Insurance Company (Chubb)	$15,000,000
in excess of
$10,000,000

Great American Insurance Company*	$25,000,000

Berkley Regional Insurance Company*	$20,000,000

Continental Insurance Company (CNA)*	$15,000,000

Fidelity & Deposit Co. of Maryland*	$10,000,000

U.S. Specialty Insurance Company*	$5,000,000
Total Coverage	$100,000,000

 * Excess of $25 million as co-sureties.

insuring the Fund and the other parties named as insured parties under the Bond for covered acts or omissions of their respective officers and Board members and the officers and employees of the Fund's investment adviser, distributor, transfer agent and/or administrator, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the "SEC") under Section 17(g) of the 1940 Act, are reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the number of other parties named as insured parties under the Bond, and the nature of the business activities of such other parties; and it is further

RESOLVED, that the Fund's Board, including a majority of the independent Board members, hereby ratifies and approves the payment by the Fund of its pro rata share, based on the assets of the respective covered Funds, of the premium for coverage under the Bond, in the form and amount described at this meeting, having given due consideration to all relevant factors including, but not limited to, the number of other parties named as insured parties under the Bond, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all the parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and it is further

RESOLVED, that each of the President, any Vice President, the Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the SEC and giving all notices on behalf of the Fund with respect to the Bond required by paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act; and it is further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take the actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by BNY Investment Adviser or its affiliates, as of the date each is declared effective by the SEC; and it is further

RESOLVED, that the Agreement Regarding BNY Mellon Funds Joint Insured Bond, substantially in the form presented at this meeting, be, and it hereby is, approved; and it is further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions and that any payments and any and all other acts, in the name of the Fund and on its behalf, consistent with the foregoing resolutions and as may have been determined to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions be, and they hereby are, ratified and approved.

Exhibit D

Fidelity Bond Coverage for Fund for Which the BNY Mellon Investment Adviser, Inc. Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets

Pursuant to Rule17g-1(d) Under the Investment Company Act of 1940

Provided by BNY Mellon Fund Operations Department, Data Management Group, 212-635-8679

The number of “other investment companies” covered by the bonds as of January 2025, in answer to question 81(b) on Form N-SAR, is 91.

				Gross Assets Corporate	January 2025 Amount of Bond Required Pursuant to
Portfolio ID	Corporate Registration	Portfolio/Series Name	Gross Asset Portfolio	Registration	Rule 17g-1(d)
100999	BNY Mellon Absolute Insight Funds, Inc.	BNY Mellon Core Plus Fund	2,247,156,210	2,247,156,210	1,700,000
100712	BNY Mellon Advantage Funds, Inc.	BNY Mellon Dynamic Total Return Fund	85,752,143
100770	BNY Mellon Advantage Funds, Inc.	BNY Mellon Dynamic Value Fund	7,523,716,605
100350	BNY Mellon Advantage Funds, Inc.	BNY Mellon Global Dynamic Bond Income Fund	67,059,475
100472	BNY Mellon Advantage Funds, Inc.	BNY Mellon Global Real Return Fund	965,575,069
100780	BNY Mellon Advantage Funds, Inc.	BNY Mellon Opportunistic Midcap Value Fund	407,455,085
100499	BNY Mellon Advantage Funds, Inc.	BNY Mellon Opportunistic Small Cap Fund	244,849,039
100785	BNY Mellon Advantage Funds, Inc.	BNY Mellon Technology Growth Fund	406,669,707
	BNY Mellon Advantage Funds, Inc. Total			9,701,077,122	2,500,000
100668	BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.		159,853,331	159,853,331	600,000
100523	BNY Mellon Appreciation Fund, Inc.		2,186,868,238	2,186,868,238	1,700,000
100244	BNY Mellon California AMT-Free Municipal Bond Fund, Inc.		562,984,277	562,984,277	900,000
100219	BNY Mellon Funds Trust	BNY Mellon Asset Allocation Fund	443,673,577
100676	BNY Mellon Funds Trust	BNY Mellon Bond Fund	1,291,943,371
100682	BNY Mellon Funds Trust	BNY Mellon Corporate Bond Fund	403,178,113
100202	BNY Mellon Funds Trust	BNY Mellon Emerging Markets Fund	196,187,882
100238	BNY Mellon Funds Trust	BNY Mellon Income Stock Fund	182,569,598
100674	BNY Mellon Funds Trust	BNY Mellon Intermediate Bond Fund	449,299,163
100303	BNY Mellon Funds Trust	BNY Mellon International Fund	220,287,003
100253	BNY Mellon Funds Trust	BNY Mellon Massachusetts Intermediate Municipal Bond Fund	136,923,766
100259	BNY Mellon Funds Trust	BNY Mellon Mid Cap Multi-Strategy Fund	926,314,969
100254	BNY Mellon Funds Trust	BNY Mellon Municipal Opportunities Fund	2,152,686,359
100250	BNY Mellon Funds Trust	BNY Mellon National Intermediate Municipal Bond Fund	1,748,154,207
100252	BNY Mellon Funds Trust	BNY Mellon National Short-Term Municipal Bond Fund	364,571,210
100228	BNY Mellon Funds Trust	BNY Mellon New York Intermediate Tax-Exempt Bond Fund	87,292,115
100251	BNY Mellon Funds Trust	BNY Mellon Pennsylvania Intermediate Municipal Bond Fund	86,749,718

Fidelity Bond Coverage for Fund for Which the BNY Mellon Investment Adviser, Inc. Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets

Pursuant to Rule17g-1(d) Under the Investment Company Act of 1940

Provided by BNY Mellon Fund Operations Department, Data Management Group, 212-635-8679

The number of “other investment companies” covered by the bonds as of January 2025, in answer to question 81(b) on Form N-SAR, is 91.

				Gross Assets Corporate	January 2025 Amount of Bond Required Pursuant to
Portfolio ID	Corporate Registration	Portfolio/Series Name	Gross Asset Portfolio	Registration	Rule 17g-1(d)
100672	BNY Mellon Funds Trust	BNY Mellon Short-Term U.S. Government Securities Fund	70,093,314
100281	BNY Mellon Funds Trust	BNY Mellon Small Cap Multi-Strategy Fund	276,160,188
	BNY Mellon Funds Trust Total			9,036,084,552	2,500,000
100605	BNY Mellon High Yield Strategies Fund		211,835,515	211,835,515	600,000
100721	BNY Mellon Index Funds, Inc.	BNY Mellon International Stock Index Fund	311,179,687
100720	BNY Mellon Index Funds, Inc.	BNY Mellon S&P 500 Index Fund	2,457,719,810
100913	BNY Mellon Index Funds, Inc.	BNY Mellon Smallcap Stock Index Fund	1,090,244,200
	BNY Mellon Index Funds, Inc. Total			3,859,143,696	2,300,000
100256	BNY Mellon Intermediate Municipal Bond Fund, Inc.		381,185,776	381,185,776	750,000
100934	BNY Mellon Investment Funds I	BNY Mellon Global Fixed Income Fund	3,029,840,629
100912	BNY Mellon Investment Funds I	BNY Mellon International Equity Fund	196,580,930
100941	BNY Mellon Investment Funds I	BNY Mellon Small Cap Growth Fund	10,576,089
100954	BNY Mellon Investment Funds I	BNY Mellon Small Cap Value Fund	75,559,758
100928	BNY Mellon Investment Funds I	BNY Mellon Small/Mid Cap Growth Fund	1,286,854,977
	BNY Mellon Investment Funds I Total			4,599,412,383	2,500,000
100489	BNY Mellon Investment Funds II, Inc.	BNY Mellon Global Emerging Markets Fund	393,954,398
100577	BNY Mellon Investment Funds II, Inc.	BNY Mellon Yield Enhancement Strategy Fund	242,323,525
	BNY Mellon Investment Funds II, Inc. Total			636,277,923	900,000
100765	BNY Mellon Investment Funds III	BNY Mellon Equity Income Fund	1,649,283,494
100467	BNY Mellon Investment Funds III	BNY Mellon Global Equity Income Fund	210,130,436
100565	BNY Mellon Investment Funds III	BNY Mellon High Yield Fund	589,488,968
100715	BNY Mellon Investment Funds III	BNY Mellon International Bond Fund	132,898,648
	BNY Mellon Investment Funds III Total			2,581,801,545	1,900,000
100803	BNY Mellon Investment Funds IV, Inc.	BNY Mellon Bond Market Index Fund	566,259,308
100666	BNY Mellon Investment Funds IV, Inc.	BNY Mellon Floating Rate Income Fund	1,132,347,105
100407	BNY Mellon Investment Funds IV, Inc.	BNY Mellon Institutional S&P 500 Stock Index Fund	1,710,379,363
100324	BNY Mellon Investment Funds IV, Inc.	BNY Mellon Tax Managed Growth Fund	134,346,699
	BNY Mellon Investment Funds IV, Inc. Total			3,543,332,475	2,300,000
100465	BNY Mellon Investment Funds V, Inc.	BNY Mellon Developed Markets Real Estate Securities Fund	296,326,606
100579	BNY Mellon Investment Funds V, Inc.	BNY Mellon Large Cap Equity Fund	226,201,407
	BNY Mellon Investment Funds V, Inc. Total			522,528,013	900,000
100834	BNY Mellon Investment Funds VI	BNY Mellon Balanced Opportunity Fund	289,267,677	289,267,677	750,000

Fidelity Bond Coverage for Fund for Which the BNY Mellon Investment Adviser, Inc. Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets

Pursuant to Rule17g-1(d) Under the Investment Company Act of 1940

Provided by BNY Mellon Fund Operations Department, Data Management Group, 212-635-8679

The number of “other investment companies” covered by the bonds as of January 2025, in answer to question 81(b) on Form N-SAR, is 91.

				Gross Assets Corporate	January 2025 Amount of Bond Required Pursuant to
Portfolio ID	Corporate Registration	Portfolio/Series Name	Gross Asset Portfolio	Registration	Rule 17g-1(d)
100800	BNY Mellon Investment Funds VII, Inc.	BNY Mellon Short Term Income Fund	87,088,365	87,088,365	450,000
100929	BNY Mellon Investment Portfolios	MidCap Stock Portfolio	162,681,456
100623	BNY Mellon Investment Portfolios	Small Cap Stock Index Portfolio	578,131,612
100206	BNY Mellon Investment Portfolios	Technology Growth Portfolio	1,292,943,111
	BNY Mellon Investment Portfolios Total			2,033,756,179	1,700,000
100625	BNY Mellon Large Cap Securities Fund, Inc.		2,510,004,138	2,510,004,138	1,900,000
100520	BNY Mellon Midcap Index Fund, Inc.		1,550,515,040	1,550,515,040	1,500,000
100997	BNY Mellon Municipal Bond Infrastructure Fund, Inc.		295,882,814	295,882,814	750,000
100218	BNY Mellon Municipal Funds, Inc.	BNY Mellon AMT-Free Municipal Bond Fund	1,909,883,583
100386	BNY Mellon Municipal Funds, Inc.	BNY Mellon High Yield Municipal Bond Fund	226,056,360
	BNY Mellon Municipal Funds, Inc. Total			2,135,939,943	1,700,000
100285	BNY Mellon Municipal Income, Inc.		188,033,015	188,033,015	600,000
100384	BNY Mellon New Jersey Municipal Bond Fund, Inc.		314,243,835	314,243,835	750,000
100374	BNY Mellon New York AMT-Free Municipal Bond Fund		919,967,771	919,967,771	1,000,000
100362	BNY Mellon Opportunistic Municipal Securities Fund		458,312,325	458,312,325	750,000
100103	BNY Mellon Opportunity Funds	BNY Mellon Natural Resources Fund	1,250,575,510	1,250,575,510	1,250,000
100900	BNY Mellon Research Growth Fund, Inc.		1,733,725,377	1,733,725,377	1,500,000
100213	BNY Mellon Short Term Municipal Bond Fund		137,128,881	137,128,881	525,000
100924	BNY Mellon Stock Funds	BNY Mellon International Core Equity Fund	94,226,056	94,226,056	450,000
100730	BNY Mellon Stock Index Fund, Inc.		3,496,649,114	3,496,649,114	2,100,000
100850	BNY Mellon Strategic Funds, Inc.	BNY Mellon Active MidCap Fund	475,801,465
100236	BNY Mellon Strategic Funds, Inc.	BNY Mellon Global Stock Fund	923,340,011
100322	BNY Mellon Strategic Funds, Inc.	BNY Mellon International Stock Fund	5,870,816,719
	BNY Mellon Strategic Funds, Inc. Total			7,269,958,195	2,500,000
100289	BNY Mellon Strategic Municipal Bond Fund, Inc.		379,370,040	379,370,040	750,000
100287	BNY Mellon Strategic Municipals, Inc.		515,378,531	515,378,531	900,000
100743	BNY Mellon Sustainable U.S. Equity Fund, Inc.		486,720,199	486,720,199	750,000
100299	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.		386,886,045	386,886,045	750,000
100815	BNY Mellon U.S. Mortgage Fund, Inc.		188,430,493	188,430,493	600,000
100205	BNY Mellon Variable Investment Fund	Appreciation Portfolio	206,422,139
100185	BNY Mellon Variable Investment Fund	Government Money Market Portfolio	345,649,721
100650	BNY Mellon Variable Investment Fund	Growth and Income Portfolio	110,966,429
100505	BNY Mellon Variable Investment Fund	Opportunistic Small Cap Portfolio	299,934,505

Fidelity Bond Coverage for Fund for Which the BNY Mellon Investment Adviser, Inc. Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets

Pursuant to Rule17g-1(d) Under the Investment Company Act of 1940

Provided by BNY Mellon Fund Operations Department, Data Management Group, 212-635-8679

The number of “other investment companies” covered by the bonds as of January 2025, in answer to question 81(b) on Form N-SAR, is 91.

					January 2025

				Gross Assets	Amount of Bond
				Corporate	Required Pursuant to
Portfolio ID	Corporate Registration	Portfolio/Series Name	Gross Asset Portfolio	Registration	Rule 17g-1(d)
	BNY Mellon Variable Investment Fund Total			962,972,794	1,000,000
100611	BNY Mellon Worldwide Growth Fund, Inc.		1,099,708,425	1,099,708,425	1,250,000
100629	CitizensSelect Funds	Dreyfus Institutional Preferred Treasury Securities Money Market Fund	2,783,556,862	2,783,556,862	1,900,000
100160	Dreyfus Government Cash Management Funds	Dreyfus Government Cash Management	139,467,193,341
100150	Dreyfus Government Cash Management Funds	Dreyfus Government Securities Cash Management	4,403,360,018
	Dreyfus Government Cash Management Funds Total			143,870,553,359	2,500,000
100189	Dreyfus Institutional Liquidity Funds	Dreyfus Treasury and Agency Liquidity Money Market Fund	11,260,599,105	11,260,599,105	2,500,000
100627	Dreyfus Institutional Preferred Money Market Funds	Dreyfus Institutional Preferred Government Plus Money Market Fund	1,045,484,058	1,045,484,058	1,250,000
100634	Dreyfus Institutional Reserves Funds	Dreyfus Institutional Preferred Government Money Market	28,480,814,535
100636	Dreyfus Institutional Reserves Funds	Dreyfus Institutional Preferred Treasury Obligations	754,494,355
	Dreyfus Institutional Reserves Funds Total			29,235,308,890	2,500,000
100165	Dreyfus Treasury Obligations Cash Management Fund		49,837,416,794	49,837,416,794	2,500,000
100175	Dreyfus Treasury Securities Cash Management		62,258,753,523	62,258,753,523	2,500,000
100310	General Money Market, Inc.		2,218,370,343	2,218,370,343	1,700,000
	Total Gross Assets for the Complex		371,524,324,754	371,524,324,754	65,575,000
	AVAILABLE FIDELITY BOND COVERAGE				$100,000,000
	Amount between Minimum and Available				$34,425,000

	Sweep Assets
	Sweep Assets		787,259,510
	Total Sweep Assets		787,259,510

	Partial fund of funds (Market value)
100219	BNY Mellon Funds Trust	BNY Mellon Asset Allocation Fund	202,820,715
100577	BNY Mellon Investment Funds II, Inc.	BNY Mellon Yield Enhancement Strategy Fund	214,600,211
	Total Partial Fund of funds		417,420,926
	Total Gross Assets for the Complex excluding sweep assets, fund of funds and partial fund of funds (MV)		370,319,644,317
	Count of Portfolios		91

Exhibit E

AGREEMENT REGARDING

BNY MELLON FUNDS JOINT INSURED BOND

AGREEMENT among BNY Mellon Large Cap Securities Fund, Inc. (formerly, The Dreyfus Fund Incorporated) and certain other investment companies as to which BNY Mellon Investment Adviser, Inc. (formerly, The Dreyfus Corporation) or any affiliate (“BNY Investment Adviser”) now acts as Investment Adviser, Sub-Investment Adviser and/or Administrator (individually, a “Fund” and, collectively, the “Funds”) and which are registered under the Investment Company Act of 1940, as amended (the “Act”).

WITNESSETH:

WHEREAS, the Funds are covered as joint insureds under a Fidelity Bond or Bonds (the “Bond”) which complies with Rule 17g-1 promulgated by the Securities and Exchange Commission under the Act (“Rule 17g-1”); and

WHEREAS, the Funds have entered into this Agreement to meet the requirements of paragraph (f) of Rule 17g-1;

NOW THEREFORE IT IS HEREBY AGREED:

1.       In the event that recovery is received under the Bond as a result of a loss sustained by two or more of the Funds, each Fund shall receive an equitable and proportionate share of said recovery, but said recovery shall at least equal the amount that each such Fund would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.

2.       The Funds acknowledge and agree that, upon approval by the Funds’ respective Boards of Directors/Trustees, the amount of the Bond or the carriers issuing the Bond may be changed from time to time, and that any such change shall not affect the rights and obligations of the Funds under this Agreement.

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3.       Each Fund shall be responsible for paying its pro-rata share, based on the ratio of its assets to the assets of all of the Funds, of the premium payable in respect of the Bond. The Funds acknowledge and agree that any new Fund added to the Bond or as a party to this Agreement will not be responsible for the foregoing amount incurred prior to the first Bond renewal following the addition of such Fund.

4.       The Funds agree that any registered investment company for which BNY Investment Adviser in the future becomes the Investment Adviser, Sub-Investment Adviser and/or Administrator added as a joint insured under the Bond may become a party to this Agreement upon the execution of a copy of this Agreement by its duly authorized officer and shall thereafter be deemed a “Fund” hereunder.

5.       This Agreement shall cease to apply to any Fund in respect of any loss that occurs after such Fund (i) ceases to be an investment company by order of the Securities and Exchange Commission pursuant to Section 8(f) of the Act, or (ii) ceases to be advised, sub-advised and/or administered by BNY Investment Adviser, and such Fund shall, at and after such time, cease to be a party to this Agreement for all purposes.

6.       This Agreement shall be binding upon and shall inure to the benefit of any successor company of any of the undersigned, or any company into which any of the undersigned may be merged or with which it may be consolidated.

7.       As to each Fund that is organized as a trust, this Agreement has been executed on behalf of the Fund by the undersigned officer of the Fund in her capacity as an officer of the Fund; the obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any Board member, officer or shareholder of the Fund individually.

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IN WITNESS WHEREOF, the Funds listed on Schedule A have caused this Agreement to be executed by their respective officers, thereunto duly authorized as of the day and year written below.

/s/ Sarah Kelleher	Dated as of January 31, 2025
Sarah Kelleher
Vice President and Secretary

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SCHEDULE A

BNY Mellon Absolute Insight Funds, Inc.

BNY Mellon Core Plus Fund

BNY Mellon Advantage Funds, Inc.

BNY Mellon Dynamic Total Return Fund

BNY Mellon Dynamic Value Fund

BNY Mellon Global Dynamic Bond Income Fund

BNY Mellon Global Real Return Fund

BNY Mellon Opportunistic Midcap Value Fund

BNY Mellon Opportunistic Small Cap Fund

BNY Mellon Technology Growth Fund

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

BNY Mellon Appreciation Fund, Inc.

BNY Mellon California AMT-Free Municipal Bond Fund, Inc.

BNY Mellon Funds Trust

BNY Mellon Asset Allocation Fund

BNY Mellon Bond Fund

BNY Mellon Corporate Bond Fund

BNY Mellon Emerging Markets Fund

BNY Mellon Income Stock Fund

BNY Mellon Intermediate Bond Fund

BNY Mellon International Equity Income Fund

BNY Mellon International Fund

BNY Mellon Massachusetts Intermediate Municipal Bond Fund

BNY Mellon Mid Cap Multi-Strategy Fund

BNY Mellon Municipal Opportunities Fund

BNY Mellon National Intermediate Municipal Bond Fund

BNY Mellon National Short-Term Municipal Bond Fund

BNY Mellon New York Intermediate Tax Exempt Bond Fund

BNY Mellon Pennsylvania Intermediate Municipal Bond Fund

BNY Mellon Short-Term U.S. Government Securities Fund

BNY Mellon Small Cap Multi-Strategy Fund

BNY Mellon High Yield Strategies Fund

BNY Mellon Index Funds, Inc.

BNY Mellon International Stock Index Fund

BNY Mellon S&P 500 Index Fund

BNY Mellon Smallcap Stock Index Fund

BNY Mellon Intermediate Municipal Bond Fund, Inc.

BNY Mellon Investment Funds I

BNY Mellon Global Fixed Income Fund

BNY Mellon International Equity Fund

BNY Mellon Small Cap Growth Fund

BNY Mellon Small Cap Value Fund

BNY Mellon Small/Mid Cap Growth Fund

BNY Mellon Investment Funds II, Inc.

BNY Mellon Global Emerging Markets Fund

BNY Mellon Yield Enhancement Strategy Fund

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BNY Mellon Investment Funds III

BNY Mellon Equity Income Fund

BNY Mellon Global Equity Income Fund

BNY Mellon High Yield Fund

BNY Mellon International Bond Fund

BNY Mellon Investment Funds IV, Inc.

BNY Mellon Bond Market Index Fund

BNY Mellon Floating Rate Income Fund

BNY Mellon Institutional S&P 500 Stock Index Fund

BNY Mellon Tax Managed Growth Fund

BNY Mellon Investment Funds V, Inc.

BNY Mellon Developed Markets Real Estate Securities Fund

BNY Mellon Large Cap Equity Fund

BNY Mellon Investment Funds VI

BNY Mellon Balanced Opportunity Fund

BNY Mellon Investment Funds VII, Inc.

BNY Mellon Short Term Income Fund

BNY Mellon Investment Portfolios

MidCap Stock Portfolio

Small Cap Stock Index Portfolio

Technology Growth Portfolio

BNY Mellon Large Cap Securities Fund, Inc.

BNY Mellon Midcap Index Fund, Inc.

BNY Mellon Municipal Bond Infrastructure Fund, Inc.

BNY Mellon Municipal Funds, Inc.

BNY Mellon AMT-Free Municipal Bond Fund

BNY Mellon High Yield Municipal Bond Fund

BNY Mellon Municipal Income, Inc.

BNY Mellon New Jersey Municipal Bond Fund, Inc.

BNY Mellon New York AMT-Free Municipal Bond Fund

BNY Mellon Opportunistic Municipal Securities Fund

BNY Mellon Opportunity Funds

BNY Mellon Natural Resources Fund

BNY Mellon Research Growth Fund, Inc.

BNY Mellon Short Term Municipal Bond Fund

BNY Mellon Stock Funds

BNY Mellon International Core Equity Fund

BNY Mellon Stock Index Fund, Inc.

BNY Mellon Strategic Funds, Inc.

BNY Mellon Active MidCap Fund

BNY Mellon Global Stock Fund

BNY Mellon International Stock Fund

BNY Mellon Strategic Municipal Bond Fund, Inc.

BNY Mellon Strategic Municipals, Inc.

BNY Mellon Sustainable U.S. Equity Fund, Inc.

BNY Mellon Sustainable U.S. Equity Portfolio, Inc.

BNY Mellon U.S. Mortgage Fund, Inc.

BNY Mellon Variable Investment Fund

Appreciation Portfolio

Government Money Market Portfolio

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Growth and Income Portfolio

Opportunistic Small Cap Portfolio

BNY Mellon Worldwide Growth Fund, Inc.

CitizensSelect Funds

Dreyfus Institutional Preferred Treasury Securities Money Market Fund

Dreyfus Government Cash Management Funds

Dreyfus Government Cash Management

Dreyfus Government Securities Cash Management

Dreyfus Institutional Liquidity Funds

Dreyfus Treasury and Agency Liquidity Money Market Fund

Dreyfus Institutional Preferred Money Market Funds

Dreyfus Institutional Preferred Government Plus Money Market Fund

Dreyfus Institutional Reserves Funds

Dreyfus Institutional Preferred Government Money Market Fund

Dreyfus Institutional Preferred Treasury Obligations Fund

Dreyfus Treasury Obligations Cash Management Fund

Dreyfus Treasury Securities Cash Management Fund

General Money Market Fund, Inc.

Dreyfus Money Market Fund

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